02021761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Amendment

SEC FILE NUMBER
8- 32116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

S.E.C. MAY 6 2002 616

NAME OF BROKER-DEALER:
Donaldson & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2859 Paces Ferry Road, Suite 2125
(No. and Street)

Atlanta (City) Georgia (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janice R. Fishbeck (770) 333-8300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Smith & Howard, PC
(Name — *if individual, state last, first, middle name*)

1795 Peachtree Street, NE Suite 300 (Address) Atlanta, (City) Georgia (State) 30309 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joanne Mascellino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donaldson & Co., Incorporated, as of December 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Joanne Mascellino
Signature

President
Title

Janice R. Fishbeck
Notary Public
NOTARY PUBLIC COBB COUNTY, GEORGIA
MY COMMISSION EXPIRES APRIL 20, 2003

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONALDSON & CO., INCORPORATED
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2001

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2001	$ 10,119,049	$ 1,071,855	$ 11,190,904
Deduct: ownership equity not allowable for net capital at December 31, 2001	-	-	-
Total ownership equity qualified for net capital at December 31, 2001	10,119,049	1,071,855	11,190,904
Add: liabilities subordinated to claims of general creditors	-	-	-
Add: other deductions or allowable credits	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2001	10,119,049	1,071,855	11,190,904
Deduct: total non-allowable assets from balance sheet at December 31, 2001	(3,029,038)	12,669	(3,016,369)
Net capital before haircuts on security positions at December 31, 2001	7,090,011	1,084,524	8,174,535
Haircuts on securities at December 31, 2001	(148,681)	-	(148,681)
Net capital at December 31, 2001	6,941,330	1,084,524	8,025,854
Minimum net capital requirement	250,000	-	250,000
Excess net capital	$ 6,691,330	$ 1,084,524	$ 7,775,854
Net capital in excess of $120,000	$ 6,821,330	$ 1,084,524	$ 7,905,854